Mail Stop 3561

March 21, 2007

Nathan Schlenker, Chief Financial Officer
Atlantic Express Transportation Corp.
7 North Street
Staten Island, New York 10302

     Re: Atlantic Express Transportation Corp.
              Form 10-K for the year ended June 30, 2006
              Filed on September 28, 2006
              File No. 000-24247

     We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                           Sincerely,

                           Joseph Foti

                           S.A.C.A.